

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2019

Mark A. Goldsmith
Chief Executive Officer
Revolution Medicines, Inc.
700 Saginaw Drive
Redwood City, CA 94063

> **Re: Revolution Medicines, Inc.**
> **Draft Registration Statement on Form S-1**
> **Exhibit No. 10.1**
> **Submitted September 19, 2019**
> **CIK No. 0001628171**

Dear Dr. Goldsmith:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance